Exhibit 4.1

DESCRIPTION OF CAPITAL STOCK

Mobivity Holdings Corp. (“Company”, “we”, “us” and “our”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended, namely our common stock, par value $0.001 per share.

The following is a summary of the rights of our common and of certain provisions of our Articles of Incorporation, as amended (“Articles of Incorporation”), and Bylaws, as amended (“Bylaws”). For more detailed information, please see our Articles of Incorporation and Bylaws, which are incorporated by reference as exhibits to the Annual Report on Form 10-K to which this description is an exhibit.

Common Stock

Our Articles of Incorporation authorizes us to issue up to 100,000,000 shares of common stock, $0.001 par value per share.  Holders of shares of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders generally. Stockholders are entitled to receive such dividends as may be declared from time to time by the Board out of funds legally available therefore, and in the event of liquidation, dissolution or winding up of the company to share ratably in all assets remaining after payment of liabilities. The holders of shares of common stock have no preemptive, conversion, subscription rights or cumulative voting rights.

Dividends

We have never paid cash dividends on our common stock and we do not anticipate the payment of cash dividends on our common stock in the foreseeable future.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Colonial Stock Transfer Co, Inc., 66 Exchange Place, Ste 100., Salt Lake City, UT 84111.